40-33

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

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4 2011
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RECEIVED
MAR 15 2011
OFFICE OF THE SECRETARY

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617.573.4814
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THOMAS.DECAPO@SKADDEN.COM

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March 14, 2011



RECEIVED
MAR 14 2011
2:26

BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: *Opportunity Partners L.P. v. BlackRock New York Mun. Bond Trust*, C.A. No. 6255-VCN (Del. Ch. May 8, 2011)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the defendants named in Annex A attached hereto is the "Complaint" filed with the Court of Chancery of the State of Delaware in the above-referenced matter.

Very truly yours,

Thomas A. DeCapo /M.O.

Thomas A. DeCapo

Enclosure

Annex A

Ticker	Fund Name	File Number
BQH	BlackRock New York Municipal Bond Trust	811-21037
BJZ	BlackRock California Municipal 2018 Term Trust	811-10499
BPK	BlackRock Municipal 2018 Term Trust	811-10501
BAF	BlackRock Municipal Income Investment Quality Trust	811-21180
BBF	BlackRock Municipal Income Investment Trust	811-10333
BBK	BlackRock Municipal Bond Trust	811-21036
BHV	BlackRock Virginia Municipal Bond Trust	811-21053
BIE	BlackRock Municipal Bond Investment Trust	811-21054
BLJ	BlackRock New Jersey Municipal Bond Trust	811-21050
BPS	The BlackRock Pennsylvania Strategic Municipal Trust	811-09417
BZM	BlackRock Maryland Municipal Bond Trust	811-21051



11000211



11000212



11000213



11000214



11000215



11000216



11000217



11000218



11000219



11000220



11000221

40-33



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE







OPPORTUNITY PARTNERS L.P., SPECIAL OPPORTUNITIES FUND, INC., and KARPUS MANAGEMENT, INC., d/b/a KARPUS INVESTMENT MANAGEMENT, , Plaintiffs,	
v.	C.A. No.
BLACKROCK NEW YORK MUNICIPAL BOND TRUST, BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT QUALITY TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT TRUST, BLACKROCK MUNICIPAL BOND TRUST, BLACKROCK VIRGINIA MUNICIPAL BOND TRUST, BLACKROCK MUNICIPAL BOND INVESTMENT TRUST, BLACKROCK NEW JERSEY MUNICIPAL BOND TRUST, THE BLACKROCK PENNSYLVANIA STRATEGIC MUNICIPAL TRUST, BLACKROCK MARYLAND MUNICIPAL BOND TRUST, RICHARD E. CAVANAGH, KATHLEEN F. FELDSTEIN, HENRY GABBAY, JERROLD B. HARRIS, KAREN P. ROBARDS, JAMES T. FLYNN, R. GLENN HUBBARD, RICHARD S. DAVIS, FRANK J. FABOZZI, and W. CARL KESTER, Defendants.	

COMPLAINT

Plaintiffs Opportunity Partners L.P., Special Opportunities Fund, Inc., and Karpus Management, Inc., d/b/a Karpus Investment Management, by their attorneys, allege the following upon information and belief, except as to those allegations pertaining to Plaintiffs, which are alleged upon personal knowledge:

PARTIES

1. Plaintiff Opportunity Partners L.P., an Ohio limited partnership, is a beneficial owner of auction market preferred shares issued by Defendant BlackRock New York Municipal Bond Trust, and has been at all times material hereto.

2. Plaintiff Special Opportunities Fund, Inc., a Maryland corporation headquartered at 615 East Michigan Street, Milwaukee, Wisconsin, is a beneficial owner of auction market preferred shares issued by Defendants BlackRock California Municipal 2018 Term Trust and BlackRock Municipal 2018 Term Trust, and has been at all times material hereto.

3. Plaintiff Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), a New York corporation, headquartered in Pitsford, New York, is the beneficial owner of auction market preferred shares issued by Defendants BlackRock Municipal Income Investment Quality Trust, BlackRock Municipal Income Investment Trust, BlackRock Municipal Bond Trust, BlackRock Virginia Municipal Bond Trust, BlackRock Municipal Bond Investment Trust, BlackRock New Jersey Municipal Bond Trust, The BlackRock Pennsylvania Strategic Municipal Trust, and BlackRock Maryland Municipal Bond Trust.

4. Defendant BlackRock New York Municipal Bond Trust ("BHQ") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940 (the "40 Act"). Its common stock is traded on the New York Stock Exchange under the symbol "BHQ." It also has issued and

outstanding auction market preferred shares that are "senior securities" under the 40 Act.

5. Defendant BlackRock California Municipal 2018 Term Trust ("BJZ") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BJZ." It also has issued and outstanding auction market preferred shares that are senior securities under the 40 Act.

6. Defendant BlackRock Municipal 2018 Term Trust ("BPK") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BPK." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

7. Defendant BlackRock Municipal Income Investment Quality Trust ("BAF") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BAF." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

8. Defendant BlackRock Municipal Income Investment Trust ("BBF") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BBF." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

9. Defendant BlackRock Municipal Bond Trust ("BBK") is a Delaware statutory trust that is registered as a closed-end investment company under the federal

Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BBK." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

10. Defendant BlackRock Virginia Municipal Bond Trust ("BHV") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BHV." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

11. Defendant BlackRock Municipal Bond Investment Trust ("BIE ") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BIE." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

12. Defendant BlackRock New Jersey Municipal Bond Trust ("BLJ") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BLJ." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

13. Defendant The BlackRock Pennsylvania Strategic Municipal Trust ("BPS") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BPS." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

14. Defendant BlackRock Maryland Municipal Bond Trust ("BZM") is a Delaware statutory trust that is registered as a closed-end investment company under the federal Investment Company Act of 1940. Its common stock is traded on the New York Stock Exchange under the symbol "BZM." It also has issued and outstanding auction market preferred securities that are senior securities under the 40 Act.

15. The Defendants listed in ¶¶ 4–14 are referred to collectively as the "Trust Defendants."

16. Defendant Richard E. Cavanagh is a Class III trustee of each of the Trust Defendants, and is the Chairman of the Boards of the Trust Defendants.

17. Defendant Kathleen F. Feldstein is a Class III trustee of each of the Trust Defendants.

18. Defendant Henry Gabbay is a Class III trustee of each of the Trust Defendants. Defendant Gabbay is a consultant to BlackRock, Inc., which is the parent of BlackRock Advisors, LLC. ("BlackRock"), the investment advisor to each of the Trust Defendants.

19. Defendant Jerrold B. Harris is a Class III trustee of each of the Trust Defendants.

20. Defendant Karen P. Robards is a Class II trustee of each of the Trust Defendants.

21. Defendant James T. Flynn is a Class II trustee of each of the Trust Defendants.

22. Defendant R. Glenn Hubbard is a Class I trustee of each of the Trust Defendants.

23. Defendant Richard S. Davis is a Class II trustee of each of the Trust Defendants. Defendant Davis is a managing director of BlackRock, Inc., the parent of BlackRock, the investment adviser to each of the Trust Defendants.

24. Defendant Frank J. Fabozzi is a Class II trustee of each of the Trust Defendants. Defendant Fabozzi is identified as one of the two board members "elected solely by the owners of AMPS [auction market preferred shares]," and as such, was elected by the owners of the auction market preferred shares of each Trust Defendant, voting as a separate class.

25. Defendant W. Carl Kester is a Class I trustee of each of the Trust Defendants. Defendant Kester is identified as one of the two board members "elected solely by the owners of AMPS [auction market preferred shares]," and as such, was elected by the owners of the auction market preferred shares of each Trust Defendant voting as a separate class.

26. The individual defendants described above are referred to as the "Trustee Defendants."

27. The business address of each of the Defendants is identified in the Defendants' filings with the Securities Exchange Commission as 55 East 52nd Street, New York, NY 10055.

FACTS

<u>BlackRock's Closed-End Investment Companies</u>

28. Each of the Trust Defendants is a closed-end investment company that was formed and taken public by BlackRock, and that continues to be advised and managed by BlackRock or its affiliates. The Securities Exchange Commission has noted

that investment companies such as the Trust Defendants, are unique "in that they are 'organized and operated by people [ie. the investment adviser] whose primary loyalty and pecuniary interest lie outside the enterprise.'" Role of Independent Directors of Investment Companies, Release Nos. 33-7754; 34-42007; IC-24082, 64 Fed. Reg. 59,826, 59827 (Nov. 3, 1999) (citation omitted). "As a result of this extensive involvement in the organization and operations of investment companies, and the general absence of shareholder activism, investment advisers typically dominate the funds they advise." Id., 64 Fed. Reg. at 59827 (emphasis added).

29. The Trustee Defendants comprise the boards of trustees of each of the Trust Defendants. The Trustee Defendants are also trustees and directors of various other investment companies advised by BlackRock. The Trustee Defendants are compensated handsomely for the service on multiple boards of investment companies managed by BlackRock. For serving on the boards of the Trust Defendants and other investment companies managed by BlackRock, the Trustee Defendants each receive an annual retainer of $250,000, and also receive a $10,000 board meeting fee for special unscheduled meetings or meetings in excess of six per calendar year, plus travel expenses. Defendant Gabbay, who is a consultant to BlackRock, Inc., receives $487,500 plus meeting fees and expenses, for his service on boards of companies advised by affiliates of BlackRock, Inc.

30. The Trust Defendants conduct their shareholder and directors' meetings concurrently with all of the investment companies for which the Trustee Defendants comprise the board of directors. Last year, the annual meetings of 52 investment companies advised by BlackRock, all managed by a board consisting of the Trustee

Defendants, were held concurrently on September 2, 2010.

31. The Trust Defendants are advised by BlackRock, or an affiliate of BlackRock, in exchange for a percentage of assets under management.

The Fiduciary Duties of the Trustees

32. Each of the Trust Defendants is organized pursuant to an Agreement and Declaration of Trust (with respect to each Trust Defendant, the "Trust Agreement"). The Trust Agreement, as to each Trust Defendant, provides in Section 3.1 that "[t]he Trustees shall owe to the Trust and its Shareholders the same fiduciary duties as owed by directors of corporations to such corporations and their stockholders under the Delaware General Corporation Law." In Section 6.4, each Trust Agreement states that "[i]t is the intention of the Trustees to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time."

33. The Trust Agreement with respect to each Trust Defendant further provides in Section 12.3 that "[t]his Declaration is executed by the Trustees and delivered in the State of Delaware and with reference to the laws thereof, and the rights of all parties and the validity and construction of every provision hereof shall be subject to and construed according to laws of said State and reference shall be specifically made to the Delaware General Corporation Law as to the construction of matters not specifically covered herein or as to which an ambiguity exists, although such law shall not be viewed as limiting the powers otherwise granted to the Trustees hereunder and any ambiguity shall be viewed in favor of such powers."

The Auction Market Preferred Securities

34. The auction market preferred securities, or "AMPS" as BlackRock

describes them, that each of the Defendants issued are "senior securities" as that term is defined under the 40 Act because they have priority over the common stock of each of the Defendants as to the distribution of assets or payment of dividends. Section 18 of the 40 Act requires that senior securities grant specific rights to their holders, including the unqualified right of the senior securities, "voting as a class, to elect at least two directors at all times." The 40 Act thus provides to the holders of senior securities, such as the auction market preferred securities, the specific and unqualified right to obtain representation on the board.

35. Each of the Trust Defendants issued auction market preferred securities shortly after they sold common stock to the public in their respective initial public offerings. The Defendants' purpose in issuing these senior securities was to leverage each of the funds and to increase the rate of return to the common shareholders. In addition, the issuance of auction market preferred shares increased the fees earned by BlackRock for managing each of the Trust Defendants, because BlackRock's management fees were determined as a percentage of the assets managed by each Trust, and the issuance of senior securities increased those managed assets.

36. The auction market preferred shares issued by each Trust were never listed on an exchange, but could only be bought or sold through an order placed at an auction with or through a broker-dealer that has entered into an agreement with the Trust and its auction agent or in an illiquid secondary market maintained by certain broker-dealers. In exchange for conducting regular auctions, each Trust paid the broker-dealers and the auction agent a fee from the Trust's assets.

37. The auction market preferred securities of the Trust Defendants are not

traded on an exchange, and they are required to be held by Cede & Co., which is the nominee for the Depository Trust Company and is the record holder for all auction market preferred securities of the Trust Defendants. That is, the Trusts do not permit transfers of auction market preferred securities to be recorded on the stock register, and instead the Depository Trust Company through Cede & Co. is the only holder of record.

38. The dividend rate for the auction market preferred shares of each Trust was set through an auction process. In the auction, owners of the shares indicated the dividend rate at which they would be willing to hold or sell their shares or purchase additional shares. The auction process also provided the means of liquidity, at a liquidation preference, for the auction market preferred shares.

39. Because of the auction mechanism, which provided short-term liquidity, the auction market preferred shares of each Trust were marketed and sold as a short-term investment that were easily converted to cash at the liquidation preference. Consequently, each Trust was able use a long-term instrument – preferred stock – to obtain funds at short-term interest rates. Because long-term rates have substantially exceeded short-term rates in the last eight years, the period of time in which each Trust has had auction market preferred shares outstanding, the auction market preferred shareholders have been substantially undercompensated for their investment.

40. Each of the Trust Defendants has auction market preferred securities, and the holders of those securities are entitled without qualification to elect two trustees to the board under the 40 Act. The boards of each of the Trust Defendants are divided into three classes, with each trustee having a 3-year term. The two trustees who have been elected by the holders of the auction market preferred securities, Defendants Fabozzi and

Kester are elected to separate classes, expiring in different years. The term of Defendant Kester, as a Class I director, will expire in 2011, and his trustee position will be filled by a vote of the holders of the auction market preferred securities of each of the Defendants at the 2011 annual meeting of the Trust Defendants.

41. In February 2008, as the financial markets descended into chaos, the auction markets for all auction market preferred shares, including those issued by the Trust Defendants, suddenly failed because the broker-dealers, who previously had been supporting those markets by acting as undisclosed principals, were unable or unwilling to continue participating as buyers at the auctions. As a result of the total failure of the auction markets for such securities, the owners of auction market preferred shares were left with no mechanism to sell securities that had been marketed to them as appropriate short-term investments at the liquidation preference.

42. Defendant Cavanagh in a letter dated August 20, 2008 told shareholders of BlackRock's closed-end funds that upon the failure of the auction market in February 2008, the Trustee Defendants formed an "Ad Hoc Committee on AMPS" to provide oversight of BlackRock's efforts to provide liquidity to the owners of the auction market preferred securities issued by its closed-end funds. The letter further claimed that BlackRock has worked closely with the Ad Hoc Committee on AMPS and the Trustee Defendants to seek "potential solutions" for all BlackRock fund shareholders affected by the lack of liquidity in the AMPS market.

43. In particular, Defendant Cavanagh claimed that BlackRock was a leader in efforts to add liquidity to the frozen AMPS market by redeeming, as of August 20, 2008, approximately $2.5 billion of the $9.8 billion in auction market preferred securities issued

by BlackRock's closed-end funds. BlackRock further claimed, as of August 20, 2008, that its closed-end funds "have redeemed the greatest amount of tax-exempt AMPS in the closed-end fund industry and have redeemed over 54% of their taxable AMPS." Finally, Cavanagh claimed that "BlackRock continues to explore potential solutions that will provide liquidity to AMPS holders."

Karpus' First Nomination of Directors To Be Elected to Represent Holders of the Auction Market Preferred Securities.

44. By 2010, however, BlackRock had not made progress toward redeeming the auction market preferred shares issued by the Trust Defendants, despite successful efforts by many others in the industry to do so. Plaintiff Karpus was the beneficial holder of auction market preferred shares issued by two BlackRock closed-end funds that were organized under the law of Maryland, BlackRock Muniholdings Fund, Inc. ("MHD"), and BlackRock Muniholdings New York Quality Fund, Inc. ("MHN"). The Trustee Defendants also constitute the boards of directors of MHD and MHN. On May 12, 2010, Plaintiff Karpus sent a letter to MHD and MHN providing notice under the bylaws "that Karpus hereby nominates two (2) director nominees to be solely elected by the holders of the MHD and MHN Auction Rate Preferred Shareholders at the next annual meeting of shareholders anticipated to be held in August 2010." The two nominees that Karpus proposed were Phillip Goldstein and Brad Orvieto, about whom Karpus provided personal biographical information in its notice.

45. By letter dated May 20, 2010, counsel to MHD and MHN advised Karpus the nominations had not been submitted by a shareholder of record (Cede & Co. was and continues to be the only shareholder of record) and "otherwise failed to comply with the advance notice provision of the Bylaws in numerous material respects."

46. An exchange of letters ensued between and among MHN and MHD, on the one hand, and Karpus and Cede & Co., on the other, to address the objections that MHN and MHD had expressed to the nominations. Then, on June 9, 2010, the two BlackRock funds sued Karpus and Cede in the Circuit Court for Baltimore City in Maryland seeking a declaration that Karpus and Cede had not complied with the advance notice requirements in the bylaws of MHN and MHD as they existed at that time.

47. Rather than incur the substantial expense of defending the lawsuit in Maryland over its nominations with respect to only two funds, Karpus and Cede withdrew its nominations for the two funds, and, as a result, there was no existing case or controversy and the action was deemed moot. Accordingly, a Notice of Voluntary Dismissal Without Prejudice was filed. Further, Karpus did not conduct a proxy contest to obtain representation on the board of MHN and MHD at the annual meeting of those funds, held concurrently with the annual meetings of the Trust Defendants, on September 2, 2010.

48. Knowing that Karpus and other activists were shareholders of auction market preferred securities issued by a large number of BlackRock closed-end funds, and knowing that BlackRock had failed to take action to redeem those securities, contrary to its representations two years before, the Trustee Defendants undertook, immediately after the September 2, 2010 annual meeting of the Trust Defendants, to amend the bylaws of the Trust Defendants and BlackRock's other closed-end funds to preclude holders of auction market preferred securities from nominating trustees for election to the two positions that those securities were entitled to elect.

<u>The Defendants Amend the Bylaws to Preclude Karpus and Other Holders of the Auction Market Preferred Securities From Nominating and Electing Directors</u>

49. On October 25, 2010, the Board of Trustees of each of the Trust Defendants amended and restated its bylaws (the "Amended Bylaws") in their entirety, effective October 28, 2010. The amendments were not put up for a shareholder vote, but were effected solely by board action. The Amended Bylaws made the advance notice provisions and trustee qualification rules far more onerous than under the preceding bylaws, and were intended solely to prevent Karpus or any other beneficial owner of the auction market preferred securities from nominating or electing trustees other than BlackRock nominees or individuals approved by the Board of Trustees. The Amended Bylaws increased by 30 days the time required for notice and added more burdensome, unnecessary and unreasonable requirements as to the details required to be provided by a shareholder in the notice. More significantly, the trustee qualification rules were expanded to prevent Karpus and other holders of auction market preferred securities from participating on the board or from nominating others by (1) disqualifying individuals (or parties related to, or acting in concert with, such individuals) who own or have the power to vote 5% or more of the outstanding shares of the Fund and (2) disqualifying individuals (or parties related to them) affiliated with any investment adviser (other than BlackRock or individual approved by the Board of Trustees).

50. The Amended Bylaws virtually preclude a shareholder from nominating a candidate to the Board of Trustees of each of the Defendant Trusts or from bringing any business before a shareholder vote. The provisions are onerous both as to timing and the information required to be set forth in the advance notice. Article I, Sections 6(f) and 7(f) of each of the Amended Bylaws allows the chair of the annual meeting to disregard a nomination as defective if the chair determines that it was not made in accordance with

the advance notice provisions or director qualification rules and to preclude action on business that it deems was not properly brought by a shareholder.

51. Article I, Sections 6(c) and 7(c) of the Amended Bylaws provide that to be timely, the notice must be received by the Secretary of the company "not less than one hundred and twenty (120) days nor more than one hundred and fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder of record in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs." The Amended Bylaws provide that only a shareholder of record (as opposed to a beneficial owner) may give the required notice. Because all of the shares are held through a nominee, Cede & Co., the notice process is even more burdensome. Beneficial owners, who have an interest in the company's business, may not simply provide the notice directly, but must request Cede & Co. to provide the advance notice. As a result shareholders have to prepare their notices in fewer than 10 days both because Cede & Co. requires time to process the request and because Cede & Co. is only open on business days. And, there is no legitimate reason to require that an advance notice letter be submitted only by the record holder, given that Cede is necessarily the only record holder and given that the beneficial owner is the party with the interest in the shareholder vote, not Cede & Co.

52. In addition, the advance notice provision requires shareholders to include

in the notice a significant amount of detailed information, which goes far beyond information necessary for the company to assess the legitimacy of the request. A shareholder that seeks to bring business before an annual meeting, must provide information in the advance notice, as set forth in Article I, Sections 6(d) and 6(e) of the Amended Bylaws:

> (d) To be in proper written form, a record shareholder's notice to the Secretary must set forth the following information:
>
> > (i) as to each matter such shareholder of record proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and
> >
> > (ii) as to the record shareholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made,
> >
> > > (A) the name and address of such person and of any Shareholder Associated Person;
> > >
> > > (B) (1) the class or series and number of all Shares which are owned beneficially or of record by such person and any Shareholder Associated Person,
> > >
> > > (2) the name of each nominee holder of Shares owned beneficially but not of record by such person or any Shareholder Associated Person, and the number of such Shares held by each such nominee holder,
> > >
> > > (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any Shareholder Associated Person, with respect to Shares, and
> > >
> > > (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of Shares) has been made by or on behalf of such person, or any Shareholder Associated Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any Shareholder Associated Person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any

Shareholder Associated Person, with respect to Shares;

(C) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any Shareholder Associated Person, and any other Person or Persons (including their names) in connection with the proposal of such business and any material interest of such person or any Shareholder Associated Person, in such business, including any anticipated benefit therefrom to such person, or any Shareholder Associated Person;

(D) a representation that the shareholder of record giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(E) information relating to such person or any Shareholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the annual meeting pursuant to Section 14 of the Exchange Act.

(e) A shareholder of record providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 6 of this Article I shall be true and correct as of the record date for determining the shareholders entitled to receive notice of the annual meeting and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Fund not later than five (5) business days after the record date for determining the shareholders entitled to receive notice of the annual meeting.

Similarly, a shareholder that seeks to nominate a Trustee, must provide information in the advance notice, as set forth in Article I, Sections 7(d) and 7(e) of the Amended Bylaws:

(d) To be in proper written form, a record shareholder's notice to the Secretary must set forth the following information:

(i) as to each person whom the shareholder of record proposes to nominate for election as a director (a "Proposed Nominee") and any Proposed Nominee Associated Person:

(A) the name, age, business address and residence address of such Proposed Nominee and of any Proposed Nominee Associated Person;

(B) the principal occupation or employment of such Proposed Nominee;

(C) (1) the class or series and number of all Shares which are owned beneficially or of record, directly or indirectly, by such Proposed Nominee and any Proposed Nominee Associated Person, and the name and address of the record holder(s) of such Shares (if different than the beneficial owner(s)) as they appear on the records of the Fund,

(2) the name of each nominee holder of Shares owned beneficially but not of record by such Proposed Nominee or any Proposed Nominee Associated Person, and the number of such Shares held by each such nominee holder,

(3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such Proposed Nominee, or any Proposed Nominee Associated Person, with respect to Shares,

(4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of Shares) has been made by or on behalf of such Proposed Nominee, or any Proposed Nominee Associated Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of share price changes for, such Proposed Nominee, or any Proposed Nominee Associated Person, or to increase or decrease the voting power or pecuniary or economic interest of such Proposed Nominee, or any Proposed Nominee Associated Person, with respect to the Shares,

(5) a representation as to whether such Proposed Nominee is an "interested person," as defined under Section 2(a)(19) of the 1940 Act and sufficient information about the Proposed Nominee to permit counsel to the Fund to confirm such representation, including information with respect to each relationship set forth in Section 2(a)(19) of the 1940 Act which may cause such Proposed Nominee to be

an interested person of the Fund or a representation that no such relationship exists;

(6) information to establish to the satisfaction of the Board of Directors that the Proposed Nominee satisfies the director qualifications as set out in Section 1 of Article II; and

(D) any other information relating to such Proposed Nominee or Proposed Nominee Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in an election contest pursuant to Section 14 of the Exchange Act (even if an election contest is not involved); and

(ii) as to the shareholder of record giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made,

(A) the name and record address of such person and of any Shareholder Associated Person;

(B) (1) the class or series and number of all Shares which are owned beneficially or of record by such person and any Shareholder Associated Person,

(2) the name of each nominee holder of Shares of the Fund owned beneficially but not of record by such person or any Shareholder Associated Person, and the number of Shares held by each such nominee holder,

(3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any Shareholder Associated Person, with respect to stock of the Fund, and

(4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of Shares) has been made by or on behalf of such person, or any Shareholder Associated Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any Shareholder Associated Person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any Shareholder Associated Person, with respect to Shares;

(C) a description of all agreements, arrangements, or understandings (whether written or oral) between such person, or any Shareholder Associated Person, and any proposed nominee or any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, and any material interest of such person, or any Shareholder Associated Person, in such nomination, including any anticipated benefit therefrom to such person, or any Shareholder Associated Person;

(D) a representation that the shareholder, or group of shareholders, giving notice intends to appear in person or by proxy at the annual meeting or special meeting in lieu of an annual meeting to nominate the persons named in its notice;

(E) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors in an election contest pursuant to Section 14 of the Exchange Act (even if an election contest is not involved).

(iii) Such notice must be accompanied by a written consent of each Proposed Nominee to being named as a nominee and to serve as a director if elected.

(e) A shareholder of record, or group of shareholders of record, providing notice of any nomination proposed to be made at an annual meeting or special meeting in lieu of an annual meeting shall further update and supplement such notice, if necessary, so that:

(i) the information provided or required to be provided in such notice pursuant to this Section 7 of this Article I shall be true and correct as of the record date for determining the shareholders entitled to receive notice of the annual meeting or special meeting in lieu of an annual meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Fund not later than five (5) business days after the record date for determining the shareholders entitled to receive notice of such annual meeting or special meeting in lieu of an annual meeting; and

(ii) any subsequent information reasonably requested by the Board of Directors to determine that the Proposed Nominee has met the director qualifications as set out in Section 1 of Article II is provided, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Fund not later than five (5) business days after the request by the Board of Directors for subsequent information regarding director qualifications has been delivered to or mailed

> and received by such shareholder of record, or group of shareholders of record, providing notice of any nomination.

For purposes of Article I, Section 7, the Amended Bylaws provide that a "Shareholder Associated Person" of any beneficial or record shareholder includes "(A) any Person acting in concert with such shareholder, (B) any direct or indirect beneficial owner of Shares owned of record or beneficially by such shareholder or any Person acting in concert with such shareholder, (C) any Person controlling, controlled by or under common control with such shareholder or a Shareholder Associated Person and (D) any member of the immediate family of such shareholder or Shareholder Associated Person." Also, the definitions of the Amended Bylaws provide that the term "Directors" and "Board of Directors" refers to the Board of Trustees.

53. In addition to the timing and information requirements of the advance notice provisions, the Amended Bylaws set forth additional requirements as to the qualifications required of Trustees. Like the advance notice provisions, these requirements unfairly interfere with the shareholder right to free elections. The trustee qualification rules effectively eliminate as potential candidates the people with the greatest stake in the business from having a voice in the manner in which it is operated and also eliminate potential trustees who would have the most skills to manage the Trust. Instead of opening up the board to the most qualified people with the greatest stake in the business, the bylaws work to entrench incumbent trustees and impede free elections.

54. The specific trustee qualification rules are set forth in Article II, Section 1 of the Amended Bylaws, and are as follows:

> (a) After the offering of Shares, only persons satisfying the following qualification requirements applicable to all Directors may be nominated,

elected, appointed, qualified or seated ("nominated or seated") to serve as directors:

(i) An individual nominated or seated as a Director shall be at least twenty-one (21) years of age and not older than the younger of (A) the mandatory retirement age determined from time to time by the Directors or a committee of the Directors and (B) eighty (80) years of age, in each case at the time the individual is nominated or seated, and not under legal disability;

(ii) An individual nominated or seated as a Director shall, at the time the individual is nominated or seated, serve as a Director of no more than 5 companies having securities registered under the Exchange Act (investment companies having the same investment adviser or investment advisers affiliated through a control relationship shall all be counted as a single company for this purpose);

(iii) Except as set forth in Section 1 of this Article II, an individual nominated or seated as a Director shall not be an employee, officer, partner, member, director or 5% or greater shareholder in any investment adviser (other than the Fund's investment adviser or any investment adviser affiliated with the Fund's investment adviser), collective investment vehicle primarily engaged in the business of investing in "investment securities" (as defined in the 1940 Act) (an "investment company") or entity controlling or controlled by any investment adviser (other than the Fund's investment adviser or any investment adviser affiliated with the Fund's investment adviser) or investment company unless a majority of the Board of Directors shall have determined by resolution that such relationship will not present undue conflicts or impede either the ability of the individual to discharge the duties of a Director or the free flow of information between the Fund's investment adviser and the Board of Directors;

(iv) An individual nominated or seated as a Director shall not have been charged (unless such charges were dismissed or the individual was otherwise exonerated) with a criminal offense involving moral turpitude, dishonesty or breach of trust, or have been convicted or have pled guilty or *nolo contendere* with respect to a felony under the laws of the United States or any state thereof;

(v) An individual nominated or seated as a Director shall not be and shall not have been subject to any censure, order, consent decree (including consent decrees in which the respondent has neither admitted nor denied the findings) or adverse final action of any federal, state or foreign governmental or regulatory authority (including self-regulatory organizations), barring or suspending such individual from participation in or association with any investment-related business or restricting such individual's activities with respect to any investment-related business (collectively, "Prohibited Conduct"), nor shall an individual nominated or seated as a Director be the subject of any investigation or proceeding that could reasonably be expected to result in an individual nominated or seated as a Director failing to satisfy the requirements of this paragraph, nor shall any individual nominated or seated as a Director be or have engaged in any conduct which has resulted in, or could have reasonably been expected or would reasonably be expected to result in, the SEC censuring, placing limitations on the activities, functions, or operations of, suspending, or revoking the registration of any investment adviser under Section 203(e) or (f) of the Investment Advisers Act of 1940;

(vi) An individual nominated or seated as a Director shall not be and shall not have been the subject of any of the ineligibility provisions contained in Section 9(b) of the 1940 Act that would permit, or could reasonably have been expected or would reasonably be expected to permit the SEC by order to prohibit, conditionally or unconditionally, either permanently or for a period of time, such individual from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of such investment adviser, depositor, or principal underwriter; and

(vii) An individual nominated or seated as a Director shall not be and shall not have been the subject of any of the ineligibility provisions contained in Section 9(a) of the 1940 Act that would result in, or could have reasonably been expected or would reasonably be expected to result in such individual or a company of which such individual is an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) being ineligible to serve or act in the capacity of employee, officer, director, member of an advisory board, investment adviser, or depositor of any registered investment company, or principal underwriter for any registered investment company, registered unit investment trust, or registered face-amount certificate company.

(b) After the offering of Shares, only persons satisfying the following additional qualification requirements applicable to all Non-Management Directors shall be nominated or seated as Non-Management Directors:

(i) An individual nominated or seated as a Non-Management Director may not be an "interested person" of the Fund as defined under Section 2(a)(19) of the 1940 Act;

(ii) An individual nominated or seated as a Non-Management Director may not directly or indirectly own, control or hold with the power to vote, or be a member of a group of shareholders party to an agreement, arrangement or practice for sharing information or decisions concerning shareholder actions or the acquisition, disposition or voting of Shares, who together directly or indirectly own, control or hold with the power to vote, 5% or more of the outstanding shares of any class of Shares of the Fund (each such person and each member of such a group, a "5% Holder"), may not control or act in concert with a 5% Holder, and may not be an immediate family member of a 5% Holder or of a person who controls or acts in concert with a 5% Holder;

(iii) An individual nominated or seated as a Non-Management Director may not, and any immediate family member of such nominee may not, be employed or have been employed within the last year by any 5% Holder or any person who controls, is controlled by, is under common control with or acts in concert with a 5% Holder;

(iv) An individual nominated or seated as a Non-Management Director may not, and any immediate family member of such nominee may not, have accepted directly or indirectly, during the year of the election for which such individual is nominated or seated or during the immediately preceding calendar year, any consulting, advisory, or other compensatory fee from any 5% Holder or from any person who controls, is controlled by, is under common control with or acts in concert with any 5% Holder;

(v) An individual nominated or seated as a Non-Management Director may not, and any immediate family member of such nominee may not, be an officer, director, general partner or managing member (or person performing similar functions) of any 5% Holder or of any person who controls, is controlled by, is under common control with or acting in concert with a 5% Holder;

(vi) An individual nominated or seated as a Non-Management Director may not, and any immediate family member of such nominee may not, be employed or employed within the last year by any investment company or any company or companies controlled by an investment company which in the aggregate own (A) more than three percent (3%) of the outstanding voting Shares of the Fund, (B) securities issued by the Fund having an aggregate value in excess of five percent (5%) of the total assets of such investment company and any company or companies controlled by such investment company, (C) securities issued by the Fund and by all other investment companies having an aggregate value in excess of ten percent (10%) of the total assets of the investment company making such investment and any company or companies controlled by the investment company making such investment, or (D) together with other investment companies having the same investment adviser and companies controlled by such investment companies, more than ten percent (10%) of the total outstanding Shares of the Fund (an investment company making such

> investment(s) and any company or companies controlled by it in the aggregate owning securities in excess of the amounts set forth in (A), (B), (C) or (D) being referred to as a "12(d) Holder"), or by any person who controls, is controlled by, under common control with or acts in concert with a 12(d) Holder;
>
> (vii) An individual nominated or seated as a Non-Management Director may not, and any immediate family member of such nominee may not, have accepted directly or indirectly, during the year of the election for which such individual is nominated or seated, or during the immediately preceding calendar year, any consulting, advisory, or other compensatory fee from any 12(d) Holder or from any person who controls, is controlled by, is under common control with or acts in concert with any 12(d) Holder;
>
> (viii) An individual nominated or seated as a Non-Management Director may not, and any immediate family member of such nominee may not, be an officer, director, partner or member (or person performing similar functions) of any 12(d) Holder or of any person who controls, is controlled by, is under common control with or acting in concert with a 12(d) Holder; and
>
> (ix) An individual nominated or seated as a Non-Management Director may not, and any immediate family member of such nominee may not, control or act in concert with any 12(d) Holder or any person who controls, is controlled by, is under common control with or acting in concert with a 12(d) Holder.

55. Before the Bylaws were amended in October 2010, the trustee qualification rules were much less burdensome. All that they required was that a trustee to be at least 21 years old and not older than the younger of (i) the mandatory retirement age determined by the Board of Trustees, and (ii) eighty (80) years old, and not under a legal disability. There was no intervening event indicating that the existing qualifications resulted in a board that was unqualified to manage the Trust Defendants or otherwise demonstrating a basis for imposing new and preclusive "qualifications." The only intervening event was the Plaintiff Karpus attempted to nominate a candidate to the board of BlackRock-affiliated funds, and the board brought suit to prevent that nomination. The bylaw amendments were adopted by the Trustee Defendants in response to Karpus' attempted nomination and were enacted primarily to prevent Plaintiffs from participating

on the board and from nominating others.

The Trust Defendants Advance the Annual Meeting Date

56. Under the newly amended bylaws announced on October 28, 2010, shareholders intending to make nominations or present shareholder proposals were required to give notice thereof between 150 and 120 days before the one year anniversary of the previous annual meeting, which had occurred on September 2, 2010. Thus, under the new bylaws, shareholders of the Trust Defendants anticipated that they would have to give notice of any nominations or proposals for the 2011 annual meeting between April 2 and May 2 of 2011.

57. At 4:27 pm on Friday, February 4, 2011, however, the Trust Defendants issued a press release that each of them would advance their 2011 annual meetings to July 28, 2011. The press release was not filed with the SEC until Monday, February 7, 2011. Because the new meeting date was more than 25 days before the one-year anniversary of the 2010 annual meetings, the new bylaws required shareholders to provide notice of nominations, together with all of the burdensome informational requirements imposed in the Amended Bylaws, within ten days of the meeting notice date (February 4th or February 7th, depending on whether the ten-day period was triggered by the press release or by the later public filing). The difficulty of doing so was compounded, as the Trust Defendants knew, by the fact that all the auction market preferred securities were held by one record holder, Cede & Co., who, under the new bylaws, would have to give the notice.

58. In accelerating the meeting date, the Defendants intended to make it yet more difficult for Karpus and the other holders of auction market preferred securities to

comply with the new burdensome requirements of the Amended Bylaws by shortening their time in which to prepare the notice. There was no other purpose in the Trust Defendants' acceleration of the meeting than to interfere with the ability of the plaintiffs to nominate directors.

The Advance Notice Submitted by Opportunity Partners and Special Opportunities Fund

59. On February 14, 2011, Cede & Co., on behalf of Plaintiff Opportunity Partners L.P., the beneficial owner of shares of Defendant BHQ, provided advance notice of its nominee to the Board of Trustees, Walter S. Baer, as well as advance notice of three shareholder proposals. (See Exhibit A hereto)

60. The substance of the three proposals was to: (1) require the board to consider taking all steps necessary to cause the company to redeem all outstanding auction rate preferred shares and to consider eliminating all leverage with respect to such shares, (2) require the board to review the bylaws and organizing documents with respect to measures that affect shareholder democracy and require each trustee to resign if he/she votes to adopt or does not vote to rescind a measure intended to make the election process less than scrupulously fair or intended to deny or confer an advantage on a candidate or slate, and (3) require that a trustee nominated in a contested election be paid a fee of at least $20,000 per annum.

61. The advance notice letter complied in all material respects with the advance notice provisions and trustee qualifications contained in the bylaws of Defendant BHQ.

62. On the same date, February 11, 2011, Plaintiff Special Opportunities Fund, the beneficial owner of shares of Defendants BJZ and BPK, provided directly to

Howard B. Surloff, the Secretary of each of BJZ and BPK,a similar advance notice letter as the one provided to Trust Defendant BHQ. (See Exhibit B hereto). As explained in that letter, it was not feasible, given the extremely restrictive time constraint, for Special Opportunities Fund to get Cede & Co. to give that notice to BJZ and BPK, and furthermore, giving notice through Cede & Co. would have added nothing substantive to the notice, especially because Cede & Co. is, by requirement of the Trust Defendants, the only possible record holder of the auction market preferred shares. The substance of the advance notice letter sent to BJZ and BPK complied in all material respects with the advance notice provisions and trustee qualifications contained in the bylaws of Defendants BJZ and BPK. On February 24, 2011, Richard J. Grossman of Skadden Arps, counsel to the Trust Defendants, responded by letter on behalf of Defendant BHQ advising Plaintiffs Opportunity Partners and Special Opportunities Fund that their "Notice contains material deficiencies and fails to comply with the Fund's Amended and Restated Bylaws in several material respects." (See Exhibit C hereto). No further explanation was provided in the letters; nor did the letters provide an opportunity to supplement or correct the purportedly deficient advance notice. Furthermore, the letter provided that "[t]he Board of Trustees of the Fund expects to meet in the future to make a determination regarding whether the Notice complies with the Fund's Bylaws ... We will inform you of any decision made at that time." No follow-up correspondence was ever sent by the Defendants.

The Advance Notice Submitted by Plaintiff Karpus

63. On February 14, 2011, Cede & Co. on behalf of Plaintiff Karpus, the beneficial owner of auction market preferred securities of Defendants BAF, BBF, BBK,

BHV, BIE, BLJ, BPS, and BZM -- provided advance notice of a nominee, Gerard J. Wenzke, for election to the board by the holders of auction market preferred securities of each of those Trust Defendants.

64. The advance notice letter submitted by Cede & Co. to each of Defendants BAF, BBF, BBK, BHV, BIE, BLJ, BPS, and BZM complied in all material respects with the advance notice provisions and trustee qualifications contained in the bylaws of those Trust Defendants.

65. On February 24, 2011, Richard J. Grossman of Skadden Arps, counsel to the Trust Defendants, responded by letter on behalf of Defendants BAF, BBF, BBK, BHV, BIE, BLJ, BPS, and BZM advising Karpus that each "Notice contains material deficiencies and fails to comply with the Fund's Amended and Restated Bylaws in several material respects. In particular, and without limitation, the Notices fail to provide the Funds with the information necessary to establish that the nominee or nominees, as applicable, named in the Notices satisfy the director qualification provisions set forth in each of the Funds' Bylaws." No further explanation was provided in the letters; nor did the letters provide an opportunity to supplement or correct the purportedly deficient advance notice. Furthermore, the letter provided that "[t]he Board of Trustees of the Fund expects to meet in the future to make a determination regarding whether the Notice complies with the Fund's Bylaws ... We will inform you of any decision made at that time." No follow-up correspondence was ever sent by the Defendants.

66. As a result of Defendants' responses, there now exists an actual controversy whether Plaintiffs' nominees, who will receive the vast majority of votes, if not the unanimous vote, of the holders of the auction market preferred securities, will be

allowed to fill director positions on the boards of the Trust Defendants at the annual meeting scheduled for July 28, 2011.

COUNT I

UNREASONABLE BYLAW PROVISIONS ARE INVALID

67. Plaintiffs re-allege the preceding paragraphs as if fully set forth here.

68. The Amended Bylaws adopted by the Trustee Defendants for each of the Trust Defendants on October 28, 2010, included unreasonable trustee qualification provisions. These provisions preclude shareholders with 5% or greater interests in a Trust Defendant from joining the Board of Trustees, as well as persons related to such shareholders. In addition, the provisions preclude individuals associated with an investment adviser or related persons from serving on the Board of Trustees, other than persons affiliated with BlackRock.

69. The director qualification provisions are unreasonable, and the Defendants should be enjoined from enforcing them. There is no justification for precluding large shareholders from serving as directors. Nor is there any justification for precluding a person affiliated with an investment adviser, perhaps the most qualified person to serve on an investment company board, from serving as a director. Nor can the Defendants justify this restriction on "competitive concerns," as the board itself does not make investment decisions and the Trust Defendants are narrowly focused investment companies investing in securities with which most investment advisers do not concern themselves. Moreover, the Amended Bylaws allow BlackRock affiliates to serve on the board, yet unfairly and without basis discriminate against other advisers.

70. The Amended Bylaws also require a shareholder proposing a nominee for the board to provide detailed information about the shareholder as well as the nominee, including all information that would be required to be provided in a proxy statement. The Amended Bylaws require similar detailed information in order to present business at an annual shareholder meeting. All of this information is required to be submitted through Cede & Co., the only record holder, and the Defendants will not accept it directly from the beneficial owner. There is no purpose to requiring shareholders to provide this information in this manner at the time of giving notice, as the board itself is not voting on the nominees or proposals, and the information will be provided to shareholders pursuant to the federal proxy rules if and when their votes are solicited.

71. The informational requirements contained in the Amended Bylaws are unreasonable, and the Court should declare them invalid and should enjoin Defendants from enforcing them.

COUNT II

BREACH OF FIDUCIARY DUTY: ADOPTION OF AMENDED BYLAWS

72. Plaintiffs re-allege the preceding paragraphs as if fully set forth here.

73. The Trustee Defendants have violated their fiduciary duties of care, loyalty and good faith owed to each of the Trust Defendants and its shareholders. By the acts, transactions and courses of conduct alleged above, the Trustee Defendants have improperly deprived Plaintiffs of their right to elect trustees to the board.

74. In response to the May 2010 letter from Plaintiff Karpus providing notice under the MHD and MHN bylaws to nominate candidates for the boards of those funds and knowing that Karpus and other activists were shareholders of auction market

preferred securities issued by a large number of its closed-end funds, the Board of Trustees of the Trust Defendants adopted the Amended Bylaws, which imposed highly restrictive advance notice provisions and trustee qualification provisions for the purpose of creating insurmountable hurdles for the Plaintiffs to nominate candidates for the board or present proposals at the next annual meeting, and for the purpose of specifically precluding Plaintiffs and their agents and employees from themselves participating on the board.

75. The primary purpose of the amendments to the bylaws of each Trust Defendant was to interfere with the effectiveness of the shareholder vote, and there was no compelling justification for changing the bylaws in this unreasonable and restrictive manner.

76. The board's adoption of the advance notice provisions and the trustee qualification provisions in the Amended Bylaws are not protected by the business judgment rule. The board had no reasonable grounds for believing that a danger to corporate policy or effectiveness existed from the possibility that holders of the auction market preferred securities may elect up to two directors of their own choosing, and even if there were a perceived threat of that nature based on Karpus' decision to nominate trustees, the board's response, which was to amend the bylaws for all of the Defendant Trusts by adding highly preclusive restrictions, was not reasonable.

77. Section 18 of the 40 Act requires that senior securities grant specific rights to their owners, including the right of the senior securities, "voting as a class, to elect at least two directors at all times." By adopting the amended bylaws, Defendants have interfered with the right of the auction market preferred beneficial owners to elect two

trustees, as mandated by the 40 Act, and have thereby breached their fiduciary duties owed to the such beneficial owners.

78. The trustee qualification and the advance notice provisions should be declared null and void, and the Defendants should be enjoined from enforcing them.

COUNT III

BREACH OF FIDUCIARY DUTY: ACCELERATION OF ANNUAL MEETING

79. Plaintiffs re-allege the preceding paragraphs as if fully set forth herein.

80. The Trustee Defendants have violated their fiduciary duties of care, loyalty and good faith owed to each of the Trust Defendants and its shareholders. By the acts, transactions and courses of conduct alleged above, the Trustee Defendants have improperly deprived Plaintiffs of their right to elect trustees to the board.

81. In response to the May 2010 letter from Plaintiff Karpus providing notice under the MHD and MHN bylaws to nominate candidates for the boards of those funds and knowing that Karpus and other activists were shareholders of auction market preferred securities issued by a large number of its closed-end funds, the Board of Trustees of the Trust Defendants accelerated the annual shareholder meeting from its expected date on September 2, 2011 (the anniversary of the immediately preceding annual meeting) to July 28, 2011.

82. The acceleration of the annual meeting so that it would occur more than 25 days earlier than September 2, 2011 (the anniversary of the immediately preceding annual meeting), resulted in the application of the most restrictive advance notice provision contained in the Amended Bylaws, which was ten days after the announcement of the meeting, rather than between 120 and 150 days before September 2, 2011.

Effectively, because of the meeting acceleration to July 28, 2011, advance notices were required to be received by each of the Trust Defendants by either February 14, 2011 or February 17, 2011 (depending on whether the ten-day period was triggered by the press release or the later public filing with the SEC) rather than between April 2nd and May 2nd of 2011, the due date that shareholders expected, in the absence of the meeting acceleration.

83. The primary purpose of the Trustee Defendants in accelerating the annual shareholder meeting of each Trust Defendant was to interfere with the effectiveness of the shareholder vote, and there was no compelling justification for accelerating the meeting in that manner.

84. The Trustee Defendants' decision to accelerate the annual shareholder meeting was not protected by the business judgment rule. The Trustee Defendants had no reasonable grounds for believing that a danger to corporate policy or effectiveness existed, and even if there were a perceived threat of that nature based on Karpus' earlier decision to nominate trustees, the board's response, to make it virtually impossible to provide timely notice of a trustee nominee or of business to be presented at the annual meeting, was not reasonable.

85. Section 18 of the 40 Act requires that senior securities grant specific rights to their owners, including the right of the senior securities, "voting as a class, to elect at least two directors at all times." By accelerating the annual meeting, Defendants have interfered with the right of the auction market preferred beneficial owners to elect two trustees, as mandated by the 40 Act, and have thereby breached their fiduciary duties owed to the AMPS owners.

86. The decision to accelerate the annual meeting should be declared null and void and the original expected meeting date (and a lengthier notice period) should be reinstated, and the Defendants should be enjoined from precluding nominees and shareholder business on the basis of the shorter advance notice period.

COUNT IV

THE PLAINTIFFS' ADVANCE NOTICE IS PROPER

87. Plaintiffs re-allege the preceding paragraphs as if fully set forth herein.

88. Plaintiffs each provided advance notice that properly complied in all material respects with all applicable provisions of each Trust Defendant's Amended Bylaws, and each of Plaintiffs' nominees qualify under the trustee qualification provisions of each of Trust Defendant's Amended Bylaws.

89. The nominees and shareholder proposals of Plaintiffs Karpus and Opportunity Partners should be included on the shareholder ballot at the next annual shareholder meeting of the Trust Defendants, and the Trustee Defendants should be enjoined from precluding their presentation to shareholders.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs request that the Court enter an order or judgment against the Defendants as follows:

1. For an order declaring that the provisions of the October 28, 2010 Amended Bylaws imposing new additional qualifications and requiring shareholders to submit detailed information that otherwise would be provided in a proxy statement are unreasonable and serve no valid purpose, and enjoining enforcement of such bylaws;

2. For an order declaring that the Trustee Defendants breached their fiduciary duties in adopting the October 28, 2010 Amended Bylaws, and enjoining the Defendants from applying or enforcing the provisions of those bylaws relating to trustee qualifications or information to be provided with shareholder nominations or proposals;
3. For an order declaring that the Trustee Defendants breached their fiduciary duties in accelerating the annual meeting of shareholders of the Trust Defendants in a manner that materially shortened the time in which Plaintiffs and other shareholders had to provide notice of nominations and shareholder proposals, and enjoining the Defendants from preventing the nomination or election of the Plaintiffs' director nominees or preventing the presentation of Plaintiffs' shareholder proposals;
4. For an order declaring that the Plaintiffs' notices fully complied with the Amended Bylaws, or that the Defendants waived any proper objection to those notices, and enjoining the Defendants from interfering in any way with the election of Plaintiffs' nominees or the shareholder vote on Plaintiffs' shareholder proposals;
5. For an award of attorneys' fees and costs incurred in the prosecution of this action; and

6. Any and all such other and further relief that this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By: */s/ Carmella P. Keener*
Carmella P. Keener (Del. Bar. No. 2810)
Suite 1401, Citizens Bank Center
P.O. Box 1070
Wilmington, DE 19899-1070
(302) 656-4433
Attorneys for Plaintiffs

OF COUNSEL:

Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 873-3900

Dated: March 8, 2011

EFiled: Mar 8 2011 4:59PM EST
Transaction ID 36348284
Case No. 6255-



EXHIBIT A


RECEIVED
MAR 15 2011
OFFICE OF THE SECRETARY

Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, NY 10041

Date: February 14, 2011

BlackRock New York Municipal Bond Trust
Park Avenue Plaza
55 East 52nd Street
New York, New York 10055
Attention: Howard B. Surloff, Secretary

RE: Advance Notice of Nomination of Director and Proposals

Dear Mr. Surloff:

Cede & Co., the nominee of The Depository Trust Company ("Cede"), is a holder of record of shares of auction rate preferred stock (the "shares"), of BlackRock New York Municipal Bond Trust (the "Company"). These shares are registered on the stock transfer books of the Company in the name of Cede. Cede has been informed by its Participant, J.P. Morgan Clearing Corp. (the "Participant"), that on the date hereof 40 shares of auction rate preferred stock credited to the Participant's account are beneficially owned by Opportunity Partners L.P., a fully-disclosed customer of Participant.

At the request of Participant, on behalf Opportunity Partners, Cede, as holder of record of the shares, is hereby submitting this notice (the "Notice") to the Company in accordance with the requirements of Sections 6 and 7 of Article I of the Amended and Restated Bylaws of the Company, dated October 28, 2010. Cede's address is c/o The Depository Trust Company, 55 Water Street, New York, NY 10041. Opportunity Partners' address is Park 80 West – Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663.

Cede has been informed by the Participant that Opportunity Partners intends to appear at the 2011 annual meeting of the Company's shareholders (the "Annual Meeting") in person or by proxy to submit the nomination and proposals specified in this Notice. Cede has been informed by the Participant that Opportunity Partners is seeking at the Annual Meeting to nominate the following person (the "Proposed Nominee") for election by the shareholders of auction rate preferred stock voting as a class to be a member of the board of directors of the Company at the Annual Meeting.

> Walter S. Baer, Age: 73; Date of Birth: July 27, 1937; Business Address: Annenberg School for Communications and Journalism, University of Southern California, Los Angeles, California 90089-0281; Residence Address: 344 S. Canyon View Drive, Los Angeles, California 90049; Nationality: U.S. Citizen; Shares or derivative instruments ever owned by the Proposed Nominee or any "Proposed Nominee Associated Person": none; Professional Experience: Presently a private investor; University of Southern

California, Annenberg School for Communications and Journalism, Senior Fellow; RAND Corporation, Deputy Vice President and Professor of Policy Analysis, 1990-2004; Times Mirror Company, Director of Advanced Technology, 1981-1989; Education: University of Wisconsin, Ph.D. (physics),1964, Caltech, BS (physics), 1959; Directorships/Other: KCRW Public Radio Foundation, Director, Audit Committee Chair.

Cede has been informed by the Participant that Opportunity Partners believes that all of information regarding the Proposed Nominee required by the Bylaws is set forth above and that (1) the Proposed Nominee meets the qualifications set forth in Section 1 of Article II, (2) is not an "interested person" as defined in Section 2(a)(19) of the Investment Company Act of 1940, and (3) there is no further affirmative information to report about the Proposed Nominee relating to Section 7(d)(i) of Article I or otherwise required by the Bylaws or in solicitations of proxies. The written consent of the Proposed Nominee to be nominated and to serve as a director of the Company is attached hereto.

Cede has been informed by the Participant that Opportunity Partners is a member of a group, Bulldog Investors et al., that filed a form 13D on July 1, 2010 and the information disclosed in that form 13D is hereby incorporated in this Notice except for the following statement which supersedes the second paragraph of Item 3 of that form 13D:

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein, Dakos and Samuels and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. § 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned § 1983 lawsuit. In the § 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the § 1983 lawsuit to itself. Oral argument was held in the SJC on January 6, 2011 and a decision is pending.

Cede has been informed by the Participant that Opportunity Partners believes all of the information about Opportunity Partners or any Shareholder Associated Person required by the

Bylaws is set forth above and that there is no further affirmative information to report about Opportunity Partners or any Shareholder Associated Person relating to Section 6(d)(ii) or Section 7(d)(ii) of Article I or otherwise required by the Bylaws or in solicitations of proxies.

Cede has been informed by the Participant that Opportunity Partners intends to present the following proposals at the Annual Meeting:

1. The board of directors shall consider taking all steps necessary to cause the Company to redeem all outstanding auction rate preferred shares including but not limited to consideration of eliminating all leverage or replacing such shares with Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS), or Tender Option Bonds (TOBs), or using bank debt.

2. Notwithstanding anything to the contrary in any of the Company's organizing documents (i) each director shall promptly review the Company's bylaws with respect to measures that affect shareholder democracy, and (ii) any director that votes to adopt or does not vote to rescind any measure intended to make the election process prior to or at a shareholder meeting less than scrupulously fair or that confers or denies any advantage to any candidate or slate of candidates, shall resign as a director of the Company.

3. Any director of the Company who is elected as a result of a contested election and who was nominated by a shareholder shall be entitled to a fee of at least $20,000 per annum for serving as a director.

The purpose of the first proposal is to address the need of shareholders of the Company's auction rate preferred shares for liquidity. The purpose of the second proposal is to insure that all directors of the Company adhere to a fiduciary standard of scrupulous fairness in connection with shareholder meetings as established by Delaware case law. The purpose of the third proposal is to attract qualified opposition nominees for director of the Company.

At the request of the Participant Cede requests that the Company direct any further communications related to this Notice to Opportunity Partners.

While Cede is furnishing this Notice as the stockholder of record of the shares, it does so at the request of Participant and only as a nominal party for Opportunity Partners, which is the true party in interest. Cede has no interest in this matter other than to take those steps which are necessary to ensure that Opportunity Partners is not denied its rights as the beneficial owner of the shares, and Cede assumes no further responsibility in this matter.

Sincerely yours

Cede & Co.

BY:



Peter J. Gleeson, partner

EXHIBIT B

Special Opportunities Fund, Inc., 615 East Michigan Street, Milwaukee, WI 53202
***
Brooklyn Capital Management LLC, Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201) 556-0097 // pgoldstein@brooklyncapitalmanagement.com

February 11, 2011

BlackRock California Municipal 2018 Term Trust
BlackRock Municipal 2018 Term Trust
Park Avenue Plaza
55 East 52nd Street
New York, New York 10055

Attention: Howard B. Surloff, Secretary

Advance Notice of Nomination of Director and Proposals

Dear Mr. Surloff:

Special Opportunities Fund, Inc. ("SPE") beneficially owns 100 shares of auction rate preferred stock (the "Shares"), of each of BlackRock California Municipal 2018 Term Trust and BlackRock Municipal 2018 Term Trust (each, a "Company" and collectively, the "Companies"). Brooklyn Capital Management LLC is the investment advisor to SPE. Cede & Co., the nominee of The Depository Trust Company ("Cede"), is the holder of record of the Shares. We have been informed that the Companies do not permit a beneficial holder like SPE to register the Shares in its own name.

SPE would like to assert its right to nominate a director and present proposals at each Company's 2011 annual meeting of shareholders (the "Annual Meeting"). Given the timing of the Companies' surprise announcement at 4:27 p.m. on Friday, February 4, 2011 of the annual shareholder meeting, it is not feasible for SPE to obtain and have delivered an advance notice letter from Cede by the required (very tight) deadline of February 14, 2011. Therefore, we request that the boards of the Companies waive that requirement and accept this letter as constituting adequate notice of SPE's intent to nominate a director and present proposals at the Annual Meeting. If the boards agree to do so we will be pleased to provide additional proof of SPE's beneficial ownership of the Shares (although we note they are already disclosed in SPE's latest Form N-Q).

As you know, Section 18(a)(2)(C) of the Investment Company Act of 1940 (the "ICA") entitles the holders of senior securities, voting as a class, to elect at least two directors of each Company at all times. That right is unqualified. Hence, any unreasonable impediment that the board of directors imposes on the right of holders of the Shares to nominate and elect a director of their choice, as a class, would be a violation of the law and a breach of fiduciary duty, especially since it is obvious to everyone, including the board, that the long suffering holders of the Shares are likely to elect a director that will endeavor to provide them with liquidity for their Shares. We note that each Company's Trust Agreement clearly adopts corporate fiduciary duties in Section 3.1 of its Trust Agreement ("The Trustees shall owe to the Trust and its Shareholders the same fiduciary duties as owed by directors of corporations to such corporations and their stockholders under the Delaware General Corporation Law."). In this regard, we cannot think of any reason for the board to deny our request that would not constitute a breach of fiduciary duty.

Assuming the board abides by its fiduciary duty and grants our request to waive the requirement that Cede provide the required advance notice, SPE hereby submits this notice to the Companies in accordance with the other requirements of Sections 6 and 7 of Article I of the Amended and Restated Bylaws of each Company, dated October 28, 2010.

SPE intends to appear at the Annual Meeting in person or by proxy to nominate the following person (the "Proposed Nominee") for election by the shareholders of auction rate preferred stock voting as a class to be a member of the board of directors of each Company at the Annual Meeting.

> Walter S. Baer; Age: 73; Date of Birth: July 27, 1937; Business Address: Annenberg School for Communications and Journalism, University of Southern California, Los Angeles, California 90089-0281; Residence Address: 344 S. Canyon View Drive, Los Angeles, California 90049; Nationality: U.S. Citizen; Shares or derivative instruments ever owned by the Proposed Nominee or any "Proposed Nominee Associated Person": none; Professional Experience: Presently a private investor; University of Southern California, Annenberg School for Communications and Journalism, Senior Fellow; RAND Corporation, Deputy Vice President and Professor of Policy Analysis, 1990-2004; Times Mirror Company, Director of Advanced Technology, 1981-1989; Education: University of Wisconsin, Ph.D. (physics),1964, Caltech, BS (physics), 1959; Directorships/Other: KCRW Public Radio Foundation, Director, Audit Committee Chair.

SPE believes all of information regarding the Proposed Nominee required by the Bylaws is set forth above and that (1) the Proposed Nominee meets the qualifications set forth in Section 1 of Article II, (2) is not an "interested person" as defined in Section 2(a)(19) of the ICA, and (3) there is no further affirmative information to report about the Proposed Nominee relating to Section 7(d)(i) of Article I or otherwise required by the Bylaws or in solicitations of proxies. The written consent of the Proposed Nominee to be nominated and to serve as a director of the Company is attached hereto.

SPE believes all of the information about SPE or any Shareholder Associated Person required by the Bylaws is set forth above and that there is no further affirmative information to report about SPE or any Shareholder Associated Person relating to Section 6(d)(ii) or Section 7(d)(ii) of Article I or otherwise required by the Bylaws or in solicitations of proxies.

SPE intends to present the following proposals at each Company's Annual Meeting:

1. The board of directors shall consider taking all steps necessary to cause the Company to redeem all outstanding auction rate preferred shares including but not limited to consideration of eliminating all leverage or replacing such shares with Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS), or Tender Option Bonds (TOBs), or using bank debt.

2. Notwithstanding anything to the contrary in any of the Company's organizing documents (i) each director shall promptly review the Company's bylaws with respect to measures that affect shareholder democracy, and (ii) any director that votes to adopt or does not vote to rescind any measure intended to make the election process prior to or at a shareholder meeting less than scrupulously fair or that confers or denies any advantage to any candidate or slate of candidates, shall resign as a director of the Company.

3. Any director of the Company who is elected as a result of a contested election and who was nominated by a shareholder shall be entitled to a fee of at least $20,000 per annum for serving as a director.

The purpose of the first proposal is to address the need of shareholders of the Companies' auction rate preferred shares for liquidity. The purpose of the second proposal is to insure that all directors of the Company adhere to a fiduciary standard of scrupulous fairness in connection with shareholder meetings as established by Delaware case law. The purpose of the third proposal is to attract qualified opposition nominees for director of the Company.

Very truly yours,



Phillip Goldstein,
Chairman of the Board
Special Opportunities Fund, Inc. and
Managing Member
Brooklyn Capital Management LLC

EXHIBIT C

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TELEPHONE NO.: (212) 735-3000
FACSIMILE NO.: (212) 735-2000

FACSIMILE TRANSMITTAL SHEET

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Phillip Goldstein

FIRM:

CITY: DATE: February 24, 2011

TELEPHONE NO.:

FACSIMILE NO.: 201-556-0097

FROM: Richard J. Grossman FLR/RM:

DIRECT DIAL: (212) 735-2021

TOTAL NUMBER OF PAGES INCLUDING COVER(S): 3

MESSAGE:

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2116
DIRECT FAX
(917) 777-2116
EMAIL ADDRESS
RICHARD.GROSSMAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

February 24, 2011

VIA FAX AND FEDEX

Phillip Goldstein
Brooklyn Capital Management LLC
250 Pehle Avenue, Suite 708
Saddlebrooke, NJ 07663
Fax: (201) 556-0097

RE: BlackRock New York Municipal Bond Trust

Dear Mr. Goldstein:

On behalf of our client, BlackRock New York Municipal Bond Trust (the "Fund"), I am writing in connection with the letter and related materials, dated February 14, 2011 (the "Notice"), sent on behalf of Opportunity Partners L.P. ("Opportunity Partners") pursuant to which Opportunity Partners purported to give notice of its intent to nominate a candidate for election to the Board of Trustees of the Fund and submit certain proposals at the Fund's 2011 annual meeting of shareholders (the "Annual Meeting").

On behalf of the Fund, I advise you that the Notice contains material deficiencies and fails to comply with the Fund's Amended and Restated Bylaws in several material respects. A copy of the Fund's Bylaws was publicly filed with the Securities and Exchange Commission on September 21, 2010.

The Board of Trustees of the Fund expects to meet in the future to make a determination regarding whether the Notice complies with the Fund's Bylaws, and, if not, whether Opportunity Partners will be permitted to submit the nomination or proposals at the Annual Meeting. We will inform you of any decision made at that time.

Very truly yours,



Richard J. Grossman

cc: Ira Shapiro, BlackRock, Inc.
Thomas DeCapo, Skadden, Arps, Slate, Meagher & Flom LLP

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TELEPHONE NO.: (212) 735-3000
FACSIMILE NO.: (212) 735-2000

FACSIMILE TRANSMITTAL SHEET

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Phillip Goldstein

FIRM:

CITY: DATE: February 24, 2011

TELEPHONE NO.:

FACSIMILE NO.: 201-556-0097

FROM: Richard J. Grossman FLR/RM:

DIRECT DIAL: (212) 735-2021

TOTAL NUMBER OF PAGES INCLUDING COVER(S): 3

MESSAGE:

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2116
DIRECT FAX
(917) 777-2116
EMAIL ADDRESS
RICHARD.GROSSMAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

February 24, 2011

VIA FAX AND FEDEX

Phillip Goldstein
Brooklyn Capital Management LLC
250 Pehle Avenue, Suite 708
Saddlebrooke, NJ 07663
Fax: (201) 556-0097

RE: BlackRock Closed-End Funds

Dear Mr. Goldstein:

On behalf of our clients, BlackRock California Municipal 2018 Term Trust and BlackRock Municipal 2018 Term Trust (together, the "Funds"), I am writing in connection with the letter and related materials, dated February 11, 2011 (the "Notice"), sent by Special Opportunities Fund, Inc. ("SOFI") pursuant to which SOFI purported to give notice of its intent to nominate a candidate for election to the Boards of Trustees of each of the Funds and submit certain proposals at the Funds' 2011 annual meetings of shareholders (the "Annual Meetings").

On behalf of the Funds, I advise you that the Notice is not submitted by a shareholder of record and contains material deficiencies and fails to comply with each of the Funds' Amended and Restated Bylaws in several material respects. Copies of the Funds' Bylaws were publicly filed with the Securities and Exchange Commission on September 21, 2010.

The Boards of Trustees of each of the Funds expects to meet in the future to make a determination regarding whether the Notice complies with the Funds' Bylaws, and, if not, whether SOFI will be permitted to submit the nomination or proposals at the Annual Meetings. We will inform you of any decision made at that time.

Very truly yours,



Richard J. Grossman

cc: Ira Shapiro, BlackRock, Inc.
Thomas DeCapo, Skadden, Arps, Slate, Meagher & Flom LLP

EFiled: Mar 8 2011 4:59PM EST
Transaction ID 36348284
Case No. 6255-



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE


RECEIVED
MAR 15

OPPORTUNITY PARTNERS, L.P., SPECIAL OPPORTUNITIES FUND, INC., and KARPUS MANAGEMENT, INC., d/b/a KARPUS INVESTMENT MANAGEMENT, Plaintiffs, v. BLACKROCK NEW YORK MUNICIPAL BOND TRUST, BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT QUALITY TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT TRUST, BLACKROCK MUNICIPAL BOND TRUST, BLACKROCK VIRGINIA MUNICIPAL BOND TRUST, BLACKROCK MUNICIPAL BOND INVESTMENT TRUST, BLACKROCK NEW JERSEY MUNICIPAL BOND TRUST, THE BLACKROCK PENNSYLVANIA STRATEGIC MUNICIPAL TRUST, BLACKROCK MARYLAND MUNICIPAL BOND TRUST, RICHARD E. CAVANAGH, KATHLEEN F. FELDSTEIN, HENRY GABBAY, JERROLD B. HARRIS, KAREN P. ROBARDS, JAMES T. FLYNN, R. GLENN HUBBARD, RICHARD S. DAVIS, FRANK J. FABOZZI, and W. CARL KESTER, Defendants.	C.A. No.

VERIFICATION AND AFFIDAVIT OF OPPORTUNITY PARTNERS L.P.

STATE OF NEW YORK)
) S.S.:
COUNTY OF WESTCHESTER)

Opportunity Partners, L.P., an Ohio limited partnership, being duly sworn, deposes and says that:

1. I am the President of the Kimball & Winthrop, Inc., the General Partner of Opportunity Partners, L.P., a Plaintiff in the above-entitled action. I have read the foregoing Complaint and know the contents thereof, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

2. Opportunity Partners, L.P. has not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award it as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to Opportunity Partners, L.P.; or (iii) reimbursement, paid by its attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

Opportunity Partners L.P.
Opportunity Partners, L.P.
By: [signature]
Phillip Goldstein

President of Kimball & Winthrop, G.P.

Sworn to before me this 8th day of March, 2011.

[signature]
Notary Public


JOHN ZUZULO
Notary Public - State of New York
NO. 01ZU6188093
Qualified in Westchester County
My Commission Expires 6/2/2012

My commission expires: 6/2/2012

EFiled: Mar 8 2011 4:59PM EST
Transaction ID 36348284
Case No. 6255-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

OPPORTUNITY PARTNERS, LP, SPECIAL OPPORTUNITIES FUND, INC., and KARPUS MANAGEMENT, INC., d/b/a KARPUS INVESTMENT MANAGEMENT,	
Plaintiffs,	
v.	C.A. No.
BLACKROCK NEW YORK MUNICIPAL BOND TRUST, BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT QUALITY TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT TRUST, BLACKROCK MUNICIPAL BOND TRUST, BLACKROCK VIRGINIA MUNICIPAL BOND TRUST, BLACKROCK MUNICIPAL BOND INVESTMENT TRUST, BLACKROCK NEW JERSEY MUNICIPAL BOND TRUST, THE BLACKROCK PENNSYLVANIA STRATEGIC MUNICIPAL TRUST, BLACKROCK MARYLAND MUNICIPAL BOND TRUST, RICHARD E. CAVANAGH, KATHLEEN F. FELDSTEIN, HENRY GABBAY, JERROLD B. HARRIS, KAREN P. ROBARDS, JAMES T. FLYNN, R. GLENN HUBBARD, RICHARD S. DAVIS, FRANK J. FABOZZI, and W. CARL KESTER,	
Defendants.	

VERIFICATION AND AFFIDAVIT OF SPECIAL OPPORTUNITIES FUND, INC.

STATE OF NEW YORK)
) S.S.:
COUNTY OF WESTCHESTER)

Special Opportunities Fund, Inc. being duly sworn, deposes and says that:

1. I am the chairman of the board of directors of Special Opportunities Fund, Inc., a Plaintiff in the above-entitled action. I have read the foregoing Complaint and know the contents thereof, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

2. Special Opportunities Fund, Inc. has not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to Special Opportunities Fund, Inc.; or (iii) reimbursement, paid by its attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

Special Opportunities Fund, Inc.

By: ______________________
Phillip Goldstein, Chairman

Sworn to before me this 8th day of March, 2011.

____
Notary Public

My commission expires: 1/7/2012


JOHN ZUZULO
Notary Public - State of New York
NO. 01ZU6188093
Qualified in Westchester County
My Commission Expires 1/7/2012

EFiled: Mar 8 2011 4:59PM EST
Transaction ID 36348284
Case No. 6255-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

OPPORTUNITY PARTNERS, LP, SPECIAL OPPORTUNITIES FUND, INC., and KARPUS MANAGEMENT, INC., d/b/a KARPUS INVESTMENT MANAGEMENT,

Plaintiffs,

v.

C.A. No.

BLACKROCK NEW YORK MUNICIPAL BOND TRUST, BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL 2018 TERM TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT QUALITY TRUST, BLACKROCK MUNICIPAL INCOME INVESTMENT TRUST, BLACKROCK MUNICIPAL BOND TRUST, BLACKROCK VIRGINIA MUNICIPAL BOND TRUST, BLACKROCK MUNICIPAL BOND INVESTMENT TRUST, BLACKROCK NEW JERSEY MUNICIPAL BOND TRUST, THE BLACKROCK PENNSYLVANIA STRATEGIC MUNICIPAL TRUST, BLACKROCK MARYLAND MUNICIPAL BOND TRUST, RICHARD E. CAVANAGH, KATHLEEN F. FELDSTEIN, HENRY GABBAY, JERROLD B. HARRIS, KAREN P. ROBARDS, JAMES T. FLYNN, R. GLENN HUBBARD, RICHARD S. DAVIS, FRANK J. FABOZZI, and W. CARL KESTER,

Defendants.

VERIFICATION AND AFFIDAVIT OF KARPUS MANAGEMENT, INC.

STATE OF NEW YORK)
) S.S.:
COUNTY OF WESTCHESTER)

Karpus Management, Inc., d/b/a Karpus Investment Management, a New York corporation, being duly sworn, deposes and says that:

1. I am the Managing Director of Investments of Karpus Management, Inc., the Plaintiff in the above-entitled action. I have read the foregoing Complaint and know the contents thereof, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

2. Karpus Management, Inc. has not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award it as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to Karpus Management, Inc.; or (iii) reimbursement, paid by its attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.



Karpus Management, Inc.

By: Cody B. Bartlett Jr.

Title: Managing Director of Investments

Sworn to before me this 8 day of March, 2011.



Notary Public

My commission expires:

CHRISTINE M. KINSELLA
Notary Public - State of New York
No. 01KI6117590
Qualified in Monroe County
My Commission Expires November 1 2012

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)
OF THE RULES OF THE COURT OF CHANCERY



The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1. Caption of Case: **Opportunity Partners L.P., Special Opportunities Fund, Inc., and Karpus Management, Inc., d/b/a Karpus Investment Management v. BlackRock New York Municipal Bond Trust, BlackRock California Municipal 2018 Term Trust, BlackRock Municipal 2018 Term Trust, Blackrock Municipal Income Investment Quality Trust, BlackRock Municipal Income Investment Trust, BlackRock Municipal Bond Trust, BlackRock Virginia Municipal Bond Trust, BlackRock Municipal Bond Investment Trust, BlackRock New Jersey Municipal Bond Trust, The BlackRock Pennsylvania Strategic Municipal Trust, BlackRock Maryland Municipal Bond Trust, Richard E. Cavanagh, Kathleen F. Feldstein, Henry Gabbay, Jerrold B. Harris, Karen P. Robards, James T. Flynn, R. Glenn Hubbard, Richard S. Davis, Frank J. Fabozzi, and W. Carl Kester**

2. Date filed: **March 8, 2011**

3. Name and address of counsel for plaintiff(s):


RECEIVED
MAR 15 2011
OFFICE OF THE SECRETARY

Carmella P. Keener, Esquire
Rosenthal, Monhait & Goddess, P.A.
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899-1070

4. Short statement of nature of claim asserted: **Breach of fiduciary duties**

5. Substantive field of law involved (check one):

_ Administrative law
_ Commercial law
_ Constitutional law
X Corporation law
_ Guardianships
_ Labor law
_ Real property
_ Trade secrets/trade mark/ or other intellectual property
_ Trusts*
_ Wills and Estates*+
_ Zoning
_ Other

+6. Related case(s), including any Register of Wills matters, which require copies of all documents in this matter to be filed with the Register of Wills:

None.

7. Basis of court's jurisdiction (including the citation of any statute conferring jurisdiction):

10 Del. C. § 341

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9A. If the complaint seeks summary proceedings, check here ____.

9B. If the complaint seeks expedited proceedings, check here ____.
A formal motion must accompany this request.

*10. If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause. ____

/s/ Carmella P. Keener (Bar Id No. 2810)
Signature of Attorney of Record